OPERATING AGREEMENT INFORMATION SHEET

This operating agreement is for your company records only. DO NOT SEND this operating agreement to your state or TotalLegal when you file your LLC formation documents.

An **Operating Agreement** is a document that outlines the rules for your LLC. The operating agreement structures the LLC's finances and organization, as well as member ownership percentages and duties. An operating agreement is a company document that is **not filed** with the Secretary of State's office, or the corporation division in your state. It is a document signed by the members of the LLC (making it a binding contract), and kept with the rest of your LLC's internal records. While only five states (CA, DE, ME, MO, and NY) require operating agreements, it is considered good practice to have an operating agreement for any LLC with more than one member (owner). An operating agreement is an invaluable tool for your LLC and its members in the event of a future dispute or misunderstanding (or the unfortunate possibility of litigation) in all states.

This operating agreement covers the following topics: Organization; Member Information; Capital Contributions; Management; Allocation of Profits, Losses and Distributions; Addition of New Members; Dissociation of a Member; Transfers; and Records, Accounting, Tax Status and Annual Reports.

THE FOLLOWING OPERATING AGREEMENT WAS DESIGNED TO BE A GENERIC LIMITED LIABILITY COMPANY (LLC) OPERATING AGREEMENT.

THIS DOCUMENT DOES NOT CONSTITUTE LEGAL ADVICE.
PLEASE CONSULT WITH AN ATTORNEY FOR QUESTIONS REGARDING THE SETUP AND USE OF A MEMBER MANAGED OPERATING AGREEMENT

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR
PAKTLI FOODS LLC

A Member-Managed Limited Liability Company

THIS AGREEMENT of this Member-managed Limited Liability Company is organized pursuant to the laws of the state of OH and shall become effective as of the filing dated outlined in the LLC's Articles of Organization. Accordingly, the Members state as follows:

ARTICLE 1
Organization

1.1   Formation. The Member(s) form a Limited Liability Company pursuant to the Act. The Company is neither a corporation, general partnership, limited partnership, joint venture, nor sole proprietorship and no Member shall be construed to be a partner or shareholder in the Company. The relationships established by this Agreement shall exist solely as set forth in this Agreement.

1.2   Name. The name of the company shall be: PAKTLI FOODS LLC and all business shall be conducted under such name, or such other names as may be determined by the Members and duly authorized by the Company.

1.3   Registered Office. The Registered Office of the Company shall be located in the State of OH at 11051 Labelle Av., Blue Ash, OH 45242, or such other location(s) as shall be designated from time to time by the Members.

1.4   Principal Office. The Principal Office of the Company shall be located in the State of OH at 11051 Labelle Av., Blue Ash, OH 45242, or such other location(s) as shall be designated from time to time by the Members.

1.5   Effective Date and Term. The Company formed pursuant to this Agreement shall be effective as of the date that the Articles of Organization are filed with the appropriate state governmental agency. The Company will continue until terminated as provided in this Agreement or may dissolve under conditions provided in the Act.

1.6   Business Purpose. The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed under the Limited Liability statutes of the State of OH.

ARTICLE 2
Member Information

2.1   Initial Member Information. The name and place of residence of each initial Member is contained in Exhibit 1 attached to this Agreement.

2.2   Nature of Member's Interest. A Member's interest in the Company will be considered personal property, and at no time be considered real property.

ARTICLE 3
Capital Contributions

3.1   Initial Contributions. The initial contribution of each Member is listed in Exhibit 2 attached to this Agreement. Exhibit 2 shall be revised to reflect any additional contributions pursuant to Section 3.2 of this Agreement.

3.2   Additional Contributions. No Member shall be obligated to make any additional contribution to the Company's capital. However, upon agreement by the Members that additional capital is desirable or necessary, any Member may, but shall not be required to, contribute additional capital to the Company on a pro rata basis consistent with the Percentage Interest of each of the Members.

ARTICLE 4
Management

4.1   Management. The Members, within the authority granted by the Act and the terms of this Agreement shall have the complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.

4.2   Members. The liability of the Members shall be limited as provided pursuant to applicable law. Members may take part in the control, management, direction, or operation of the Company's affairs and shall have powers to bind the Company. Any legally binding agreement must be signed by all Members or present approval of all other Members for one specific Member to sign the binding agreement.

a) Any decision that involves a sale of the business, a loan, an acquisition of another company, must have the unanimous consent of all Member(s).

b) All day to day decisions and management of the LLC will predominantly be made by the Chief Executive Member, but may be made by any Member(s) in compliance with their duties as Members.

c) If a Member disagrees with the Chief Executive Member's decision or proposed decision, a Member may call a vote to decide the course of action. A simple majority vote must be completed to take an action on behalf of the LLC in accordance with Section 3. The vote must be in writing.

4.3   Powers of Members. The Members are authorized on the Company's behalf to make all decisions in accordance with Section 4.2 as to (a) the sale, development lease or other disposition of the Company's assets; (b) the purchase or other acquisition of other assets of all kinds; (c) the management of all or any part of the Company's assets; (d) the borrowing of money and the granting of security interests in the Company's assets; (e) the pre-payment, refinancing or extension of any loan affecting the Company's assets; (f) the compromise or release of any of the Company's claims or debts; and, (g) the employment of persons, firms or corporations for the operation and management of the company's business. In the exercise of their management powers, the Members are authorized to execute and deliver (a) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting the Company's assets; (b) all checks, drafts and other orders for the payment of the Company's funds; (c) all promissory notes, loans, security agreements and other similar documents; and, (d) all other instruments of any other kind relating to the Company's affairs, whether like or unlike the foregoing.

4.4   Duties of Members. Each Member must have a duty.

a) If a Member fails to do the Member's duties for a period of 120 consecutive days, the Member will lose its Membership interest. The start date of failure must be documented.

b) If a Member fails to do its Member duties for a period of one hundred twenty (120) days out of two hundred thirty nine (239) days, the Member will lose its Membership interest in accordance with this article. The failure days must be documented.

c) If a Member disputes the completion of another Members duties and is attempting to take over the Members interest, it must do so in writing and certified delivery to the Members residential address listed in exhibit 1. If certified delivery is not available, hand delivery is acceptable by a third party.

d) Upon receipt of complaint, a Member in question of fulfilling the Members duties must remedy and fulfill the duties it has established within fourteen (14) days.

e) If Members become in dispute of what the Members duties are; if they are being fulfilled; and have gone through the dispute process outlined in section (a) through (d) of this article, the Members agree to enter into binding mediation or arbitration to decide if the Member's duties are being performed in compliance with the duties assigned by the Chief Executive Member, an agreement among the Members and/or applicable state law. If there is failure to reach an agreement through arbitration or mediation of performed duties of Members, the Members in dispute agree to file a complaint in the appropriate Court to procure a decision by the appropriate Court as to the fulfillment of Members' duties. Upon decision of the Court that a Member has or is failing to meet the duties it has been prescribed to fulfill, the Member will lose and assign its Membership interest to the other Member(s) still remaining. The assignment of the non-compliant Member's membership interest will establish a debt owed by the LLC in accordance with Section 8 of this Agreement.

f) A value of the non-compliant Member's interest being transferred and assigned to the complaining Member must be made before the transfer can be completed. During the course of the transfer, the non-compliant Member will maintain complete powers of membership in the LLC.

g) In the event of a dispute of Member's duties, Members may negotiate an exchange of Membership interests for a lesser amount of Member duties.

     4.5   **Disputes of Members**. Disputes among Members will be decided by a majority vote.

     4.6   **Chief Executive Member**. The Chief Executive Member shall have primary responsibility for managing the operations of the Company and for carrying out the decisions of the Members.

     4.7   **Nominee**. Title to the Company's assets shall be held in the Company's name or in the name of any nominee that the Members may designate. The Members shall have power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his willful misconduct.

     4.8   **Company Information**. Upon request, the Chief Executive Member shall supply to any member information regarding the Company or its activities. Each Member or his authorized representative shall have access to and may inspect and copy all books, records and materials in the Chief Executive Members possession regarding the Company or its activities. The exercise of the rights contained in Section 4.6 shall be at the requesting Member's expense.

     4.9   **Exculpation**. Any act or omission of the Members, the effect of which may cause or result in loss or damage to the Company or the Members if done in good faith to promote the best interests of the Company, shall not subject the Members to any liability to the Members.

     4.10   **Indemnification**. The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

ARTICLE 5
Allocation of Profits, Losses and Distributions

5.1 **Compliance with Code.** The Company intends to comply with the Code and all applicable Regulations, including without limitation the minimum gain chargeback requirements, and intends that the provisions of this Article be interpreted consistently with that intent.

5.2 **Profits/Losses.** For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's relative capital interest in the Company, as amended from time to time in accordance with U.S. Department of the Treasury Regulations.

5.3 **Distributions.** The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulations. To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulations.

5.4 **No Right to Demand Return of Capital.** No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member has any drawing account in the Company.

ARTICLE 6
Addition of New Members

6.1 **Addition of New Members.** A new member may only be admitted to the Company by: [x] a majority vote of the existing Member(s) [ ] a unanimous vote of the existing Member(s).

6.2 **New Member Requirements**. The new Member agrees to be bound by all the covenants, terms, and conditions of this Agreement, inclusive of all current and future amendments. Further, a new Member will execute such documents as are needed to effect the admission of the new Member. Any new Member will receive such business interest in the Company as determined by a unanimous decision of the other Members.

ARTICLE 7
Dissociation of a Member

7.1   Voluntary Withdrawal. No Member may voluntarily withdraw from the Company for a period of __n/a__ days from the execution date of this Agreement. After the expiration of this period, any Member (hereinafter "Dissociated Member") will have the right to voluntarily withdraw from the Company at the end of any fiscal year. Written notice of intention to withdraw must be served upon the remaining Members at least __n/a__ days prior to the fiscal year end. It remains incumbent on the withdrawing Member to exercise this right in good faith and to minimize any present or future harm done to the remaining Members as a result of the withdrawal. The withdrawal of such Member will have no effect upon the continuance of the Company business.

7.2   Involuntary Withdrawal. Events leading to the involuntary withdrawal of a Member (the "Dissociated Member") from the Company will include but not be limited to:

a) Death of a Member;

b) A Member's mental incapacity;

c) A Member's disability preventing him/her from reasonable participation in the Company;

d) A Member's incompetence;

e) A breach of fiduciary duties by a Member;

f) The criminal conviction of a Member; or

g) Operation of Law against a Member or legal judgment against a Member that can reasonably be expected to bring the business or societal reputation of the Company into disrepute;

h) Upon judicial determination that the Member has: engaged in wrongful conduct that has adversely and materially affected the Company's business; willfully or persistently committed a material breach of the Operating Agreement or of a duty owed to the Company or to the other Members; or engaged in conduct relating to the Company's business that makes it no reasonable practicable to carry on the business with the Member.

ARTICLE 8
Transfers

8.1   Transfers During Life. No Member may sell, encumber, transfer, assign, or otherwise dispose of all or any part of its interest during life except in accordance with the terms and conditions of this Agreement. Provided, however, a Member is free to transfer and assign all or part of its interest to a spouse, ancestor, descendent or to an inter-vivos trust, which by its terms provides that the Member is the grantor, trustee and beneficiary of all of the trust income, and wherein it has retained for his or her own life the power to revoke the trust in full, and such trust is in full compliance with all provisions of this Agreement. The primary purpose of the trust must be to avoid probate on the assets held by the trust on the day the Member dies, and the transfer and assignment of the interest must be for no consideration. The interest transferred to or held by any such trust shall continue to be governed and bound by the terms of this Agreement, whether or not the terms of the trust are subsequently amended in any way. If on a Member's death the provisions of the inter vivos trust established by him or her shall cause the interest in the Company to pass to his or her spouse and/or issue (collectively "Beneficiaries"), then none of such Beneficiaries shall have the right to vote hereunder but shall otherwise be vested with all rights, entitlements, or obligations of membership hereunder.

8.2 **Assignment.** **I**f a Member receives a "bona fide" offer in writing to sell, assign or otherwise dispose of his or her interest, he or she shall give written notice thereof to the Company ("Notice") of the proposed purchaser and the purchase price and terms.

Upon receipt of the Notice, the Company shall thereupon have and is hereby granted, an option to purchase all, but not fewer than all of the Member's interest, for a period of sixty (60) days, at the price and upon the terms stated in the bona fide offer to purchase.

In the event the Company does not exercise its option to purchase the selling Member's interest, then after the expiration of such sixty (60) day period, the selling Member may sell his or her interest to the bona fide purchaser but only at the price and upon the terms stated in said bona fide offer as it was communicated to the Company. If either the price or the terms of the bona fide offer change from the price and terms stated in this Notice, then the Company shall again have an option to purchase the interest at the new price and terms, and shall again be complied with by the selling Member.

Pursuant to applicable law, current Members may unanimously approve the sale of existing Member's interest to grant full Membership benefits and functionality to the new Member. The current remaining Members must unanimously approve the sale, or the purchaser or assignee will have no right to participate in the management of the business, affairs of the Company, or Member voting rights. The purchaser or assignee shall only be entitled to receive the share of the profits or other compensation by way of income and the return of contributions to which that Member would otherwise be entitled. The exiting Member must disclose to buyer or assignee if current Members will not approve the sale.

8.3 **Valuation of Exiting Member's Interest**. If a Member wants to exit the LLC, and does not have a buyer of its membership interest, exiting Member will assign its interest to current members according the following set-forth procedure:

a) A value must be placed upon this membership interest before being assigned.

b) If exiting Member and current Members to not agree on the value of this membership interest, exiting Member must pay for a certified appraiser to appraise the LLC company value, and the exiting Members' value will be assigned a value according to the exiting Member's interest percentage.

c) The current Members must approve the certified appraiser used by exiting Member. Current Members have thirty (30) days to approve the exiting Member's certified appraiser. If current Members disapprove the certified appraiser, they must show evidence to support their disapproval of the certified appraiser as a vendor qualified to make the LLC business appraisal. Current Members may not stall the process by disapproving all certified appraisers.

d) Upon completion of a certified appraiser placing a value on the LLC, a value will be placed on exiting Member's interest according to the exiting Member's percentage of membership interest.

e) If current members disagree with the value placed on exiting Member's interest, current Members must pay for a certified appraiser to value the LLC and exiting Member's interest according to the same terms.

f) Current Member's appraisal must be completed within 60 days or right of current Member to dispute the value of exiting Member's interest expires.

g) Upon completion of current Member's certified appraisal, the exiting Member must approve the value placed on exiting Member's interest. Exiting Member has thirty (30) days to approve this value.

h) If exiting Member does not approve current Member's appraised value, the value of the LLC will be determined by adding both parties' values, then dividing that value in half, then creating the value of the exiting Member's interest according to the exiting Member's percentage of membership interest.

      8.4   **Distribution of Exiting Member's Interest**. Upon determination of exiting Member's interest value, the value will be a debt of the LLC. The exiting Member will only be able to demand payment of this debt at dissolution of the LLC or the following method:

a) The LLC will make timely payments.

b) The LLC will only be required to make payments toward the exiting Member's debt if LLC is profitable and passed income to its current Members.

c) The LLC must make a debt payment to exiting Member if the LLC passed income of 50% of the total determined value of the exiting Member's interest in one taxable year. (For example: if the exiting Member's value was $100,000 and current Members received $50,000 taxable income in the taxable year, the LLC would owe a debt payment to exiting Member. If current Members only received $90,000 in passed income, there would be no payment due.)

d) Debt payment must be at least 10% of the value of the passed income to current LLC members.

e) The LLC must make payment to exiting Member within 60 days of the end of the taxable year for the LLC.

f) Payment schedule will continue until the exiting Member's debt is paid by the Company.

g) If the Company dissolves, the exiting Member will be considered a regular debtor and payment will follow normal LLC dissolution payment statutes.

h) The exiting Member's value of membership interest it assigned to the current Members may not accrue interest.

i) The LLC may pay off the amount owed to the exiting Member at any time it so desires.

ARTICLE 9
Records, Accounting, Tax Status and Annual Reports

9.1 **Records.** The Company will at all times maintain accurate records of the following:

a) A current list in alphabetical order of the full name and last known street address of each Member, as well as the date that person became a Member.

b) A copy of the Articles of Organization/Certificate of Formation and the Company Operating Agreement and all amendments, together with any executed copies of any written powers of attorney pursuant to which this Agreement, articles or certificate, and any amendments have been executed;

c) Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years;

d) Copies of any financial statements of the limited liability company for the three most recent years.

9.2 **Books**. The Company shall maintain complete and accurate books of account of the Company's affairs at the Company's principal place of business. Such books shall be kept on the ___Cash___ (*cash/accrual*) method of accounting. At all reasonable times, such books shall be available and open to inspection and examination by any Member.

9.3 **Tax Status.** This Company is intended to be treated as a _Limited Liability Corporation_ for the purposes of Federal and State Income Tax.

9.4 **Fiscal Year.** The fiscal year end of the Company is _____12/31_____.

9.5 **Annual Report**. The books of account shall be closed as soon as practicable after the close of each fiscal year, and the Company shall prepare and send to each Member a report of such member's distributive share of income and expense for income tax reporting purposes. This report shall include a copy of the Company's federal income tax returns for that fiscal year and a balance sheet.

ARTICLE 10
Miscellaneous

10.1 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of OH, without regard to any conflict of law provisions.

10.2 **Entire Agreement**. This Agreement contains the entire understanding among the parties and supersedes and previous understanding and agreements between them respecting the subject matter of this Agreement. There are no representations, agreements, arrangements, or understandings, oral or written, among the parties to this Agreement, relating to the subject matter of this Agreement, that are not fully expressed in this Agreement.

10.3 **Severability**. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations of the jurisdiction in which the Company does business. If any provision of this Agreement, or its application to any person or circumstances shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of that provision to other persons or circumstances shall not be affected by it, but rather shall be enforced to the greatest extent permitted by law.

10.4 **Notices**. Notices shall be deemed to have been given when mailed, by prepaid registered or certified mail, addressed as set forth in this Agreement or as set forth in any notice or change of address previously given in writing by the addressee to the addresser.

10.5 **Captions**. The section titles or captions contained in this Agreement are provided for the sake of convenience only and shall not be deemed part of the context of the Agreement.

10.6 **Number and Gender**. All of the terms and words used in this Agreement, regardless of the number and gender in which they are used, shall be deemed and construed to include any other number, singular, or plural, and any other gender, masculine, feminine or gender neutral, that the context or sense of this Agreement may require, as if the words had been fully and properly written in the number and gender.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year written above.

_____

Seena Chriti (Chief Executive Member)

Exhibit 1

List Of Initial Members

As of the __17th__ day of _____May_____, 20__24__ the following is an initial list of Members of the Company:

Name and Address   % of Interest

Seena Chriti   ___100___ %
11051 Labelle Av.
Blue Ash, OH 45242

Exhibit 2

<u>Capital Contributions</u>

Seena Chriti Capital Contributions

Pursuant to Article 5, the description and each individual portion of this initial contribution is/are as follows:

Contribution Description   Value   Date

_____   _____   _____

_____   _____   _____

_____   _____   _____

_____   _____   _____

SIGNED AND AGREED this _____ day of _____, 20___

_____
Seena Chriti